



# MQ Qureshi

**Digital Experiences Leader**

Greater Chicago Area

InMail    ····

 **Xoobies**

**Karachi University**

**See contact info**

**500+ connections**

Experience is the future of Marketing. I love unlocking the power behind a great experience, starting from the center - what is the customer's multi channel, multi event journey? Then taking Data, Technology and Storytelling to reinvent the Brand Experience. Key Skills: Digital Product Strategy -...

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## Experience

**Founder**
Xoobies
Jan 2017 – Present  • 1 yr 6 mos
Chicago, Illinois

**Global Director, Digital Experience**
McDonald's
Jun 2015 – Dec 2016  • 1 yr 7 mos

**Global eCommerce, Digital M&A**
W.W. Grainger
Jun 2011 – Jun 2015  • 4 yrs 1 mo
Lake Forest, IL

**Director, Digital Strategy & Delivery**
Rosetta
Jul 2008 – Jun 2011  • 3 yrs

**Principal Consultant**
RiverFive Consulting
Jan 2007 – Sep 2008  • 1 yr 9 mos
Chicago, Illinois

Sears Digital - Mar 2008 - August 2008
Leo Burnett - Jan 2008 - Mar 2008
Kraft Foods Jan 2007- Dec 2007

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## Education

Karachi University

**Karachi University**
Bachelor's Degree, Computer Sience

Braeburn High

**Braeburn High**

## Skills & Endorsements

**E-commerce** · 64

Endorsed by **Dena Barrett (Speciale) and 6 others who are highly skilled at this**

Endorsed by **2 of MQ'S colleagues at McDonald's**

**P&L Management** · 3

Endorsed by **LYNN Walsh, who is highly skilled at this**

**Strategy** · 56

Endorsed by **LYNN Walsh and 1 other who is highly skilled at this**

Endorsed by **14 of MQ'S colleagues at Grainger**

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